UNITED STATES                    OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0058
                     Washington, D.C. 20549           Expires: May 31, 1997
                                                      Estimated average burden
                           FORM 12b-25                hours per response... 2.50
                   NOTIFICATION OF LATE FILING
                                                          SEC FILE NUMBER
                                                          ---------------
                                                              1-10340

                                                           CUSIP NUMBER
                                                           ------------
                                                            019782 10 1

(Check One):

  |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q |_| Form N-SAR

             For Period Ended:       March 31, 2001
                              -----------------------
             [   ] Transition Report on Form 10-K
             [   ] Transition Report on Form 20-F
             [   ] Transition Report on Form 11-K
             [   ] Transition Report on Form 10-Q
             [   ] Transition Report on Form N-SAR
             For the Transition Period Ended:
                                              ----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
             Allou Health & Beauty Care, Inc.
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Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                 50 Emjay Boulevard
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City, State and Zip Code

                 Brentwood, New York 11717
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
|X| filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. SEE ATTACHMENT A


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David Shamilzadeh                 (631)              273-4000
    -------------------------------------  ---------------   -------------------
                   (Name)                    (Area Code)      (Telephone Number)

(2)   Have all other  periodic  reports  required  under       Yes     No
      Section 13 or No 15(d) of the Securities  Exchange       |X|     |_|
      Act  of  1934  or  Section  30 of  the  Investment
      Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


(3)   Is it anticipated  that any significant  change in       Yes     No
      results  of  operations  from  the   corresponding       |_|     |X|
      period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


      If  so,  attach  an  explanation  of  the  anticipated   change,  both
      narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
--------------------------------------------------------------------------------

                        Allou Health & Beauty Care, Inc.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                            By: /s/ David Shamilzadeh
                                            -------------------------
                                                David Shamilzadeh, President and
Date  June 29, 2001                             Chief  Financial Officer
      -------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                  ATTACHMENT A

PART III - NARRATIVE

   The Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2001 could not be filed within the prescribed time period due to a recent change in the Registrant's accounting firm. As a result, the financial statements of the Registrant for the fiscal year ended March 31, 2001 and the notes thereto, have not yet been completed.